[Letterhead of Cooley LLP]

Michael E. Tenta
(650) 843-5636
mtenta@cooley.com
June 16, 2010

Securities and Exchange Commission
Attention:	Jim B. Rosenberg
Joel Parker
Vanessa Robertson
Suzanne Hayes
Karen Ubell
100 F Street, N.E.
Washington, D.C. 20549

Re:	Onyx Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 23, 2010
Definitive Proxy Statement filed April 9, 2010
File No. 000-28928
Ladies and Gentlemen:
          On behalf of Onyx Pharmaceuticals, Inc. (the “Company”), this letter is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated June 9, 2010, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2009 and Definitive Proxy Statement filed April 9, 2010.
          As a follow-up to my telephone conversation on June 10, 2008 with Ms. Ubell, this letter confirms the Company’s request that it be granted an additional 10 business days to provide a response to the Staff’s comment letter. Accordingly, the Company expects that it will provide its response to the Staff on or before July 8, 2010 and will further advise the Staff if it becomes unable to do so.
          Please do not hesitate to contact me at (650) 843-5636 if you have any questions or would like any additional information regarding this matter.

Sincerely,
/s/ Michael E. Tenta
Michael E. Tenta

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